

Mail Stop 3720

November 14, 2008

George E. Harris
President and Chief Financial Officer
China Wi-Max Communications, Inc.
1905 Sherman Street, Suite 335
Denver, Colorado 80203

> **RE: China Wi-Max Communications, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed on November 5, 2008**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment three but also continue to note your use of terms such as "the company" in reference to entities other than the Nevada holding company. Terms such as "the company," and "China Wi-Max" should only refer to the registrant, not to any operating entity or any other parties. Since the China Wi-Max is not an operating business, you should identify each operating entity, as applicable, throughout the prospectus. Where you operate

your business through an operating entity in the PRC, your disclosure should be clear that China Wi-Max does not directly operate that business, but instead has a partial ownership interest or contractual relationship with that entity.

2.   We note your response to prior comment three and the revised disclosure on pages three through six. However, your disclosure throughout this section continues to addresses the company's <u>future</u> plans. Please center your disclosure primarily upon current operations. You should discuss prospective operations under an appropriate subheading, along with the conditions and timetable for conducting those operations.

<u>Item 1. Business, page 3</u>

3.   We note your response to prior comment five and your reference to revised Exhibit 99.1. We also note that the registration for Company B (unidentified in Exhibit 99.1) is still listed as "pending," your description of Gao Da as being 50% owned does not apparently reconcile with your statement on page five that China Wi-Max intends to acquire 50% ownership in Gao Da at a future date, and you have identified only one of the two local Chinese companies with which you disclose affiliates have contractual arrangements. Therefore, please revise your disclosure here and elsewhere in the document, as appropriate, including exhibits 99.1 and 21.1, to provide a detailed discussion of your <u>current</u> corporate structure. As also noted above, proposed corporate structure may be included under an appropriate subheading, along with the conditions and timetable for executing such structure, specifically identifying entities and the proposed manner of control.

4.   We note your response to prior comment six and the added disclosure on page five that the third primary contract is between Da Chuan, Gao Da, and Long Teng. However, Exhibit 10.7 is between only Gao Da and Long Teng. Please advise or revise.

5.   We note your response to prior comment seven and the revised disclosure on page five that Gao Da holds wireless spectrum licenses for Beijing, Hangzhou and Shanghai, which were funded by China Wi-Max and recorded by China Wi-Max as deposits. Gao Da has issued a Declaration of Trust to China Wi-Max as Beneficiary pledging all Gao Da shares to China Wi-Max as collateral for the deposits, however we were unable to locate the operative provisions of such agreements in Exhibits 10.6. 10.7, and 10.8. Please advise or revise.

6.   We note your response to prior comment eight and the revised disclosure on page 13 that the company believes the contracts with Gao Da and Long Teng have substantial default provisions enforceable, to provide for revenue sharing and

enterprise management, however we were unable to locate the operative provisions in such agreements. Please advise or revise.

Plan of Operation, page 33

7.   We note your response to prior comment 12 but continue to note that references to the company's offering memorandum were contained on the company's website throughout the course of your ongoing convertible note private placement. Please tell us in your response letter what role, if any, the above-referenced items have served to identify potential investors in this offering.

Conflicts of Interest, page 49

8.   We note your response to prior comment 17 and the revised disclosure on page 47. Please revise to make clear, if true, that there are no current conficts of interests involving any of your your directors and executive officers. If any member of management is currently affiliated with another public or private company that could give rise to conflicts of interests, please describe the potential conflict.

                      *   *   *

        As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

George E. Harris
China Wi-Max Communications, Inc.
November 14, 2008
Page 4

       You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3310, if you have any questions regarding comments on the financial statements and related matters. Please contact John Zitko, at (202) 551-3786, or me, at (202) 551-3810, with any other questions.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director

cc: Michael A. Littman, Esq.
           Via facsimile: (303) 431-1567